UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

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Maxim Integrated Products, Inc.
(Name of Registrant as Specified in Its Charter)

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MAXIM
INNOVATION DELIVERED

Supplement to Proxy Statement dated October 26, 2009

As previously announced, Maxim Integrated Products, Inc.ôs (ñMaximò or the ñCompanyò) 2009 annual meeting of stockholders (the ñAnnual Meetingò) will be held on Thursday, December 10, 2009 at 10:00 a.m. Pacific Time, at our Event Center at 433 N. Mathilda Avenue, Sunnyvale, California 94086. The Proxy Statement, Notice of Internet Availability of Proxy Materials and proxy card were made available or mailed to stockholders on or about October 29, 2009.

In the Proxy Statement, our board of directors recommended that stockholders vote for Proposal No. 4 to ratify and approve amendments to our 1996 Stock Incentive Plan (the ñAmended 1996 Equity Planò) to (a) increase the number of shares available for issuance thereunder by 6,000,000 shares and (b) permit us to extend the term of a stock option beyond 10-years from the date of grant if issuance of our common stock upon exercise of such option would be prohibited by applicable securities laws at the time the option would otherwise expire.

We are now revising Proposal No. 4 to remove the proposal described in subsection (b) of the preceding paragraph. This means that the Company will not seek approval to extend the term of any stock option beyond 10-years from the date of grant and the maximum term of any stock option granted under the Amended 1996 Equity Plan will remain at 10-years from the date of grant. We are still asking the Company stockholders to approve the increase of the number of shares available for issuance thereunder by 6,000,000.

In addition, we are now seeking stockholder approval for additional changes to the Amended 1996 Equity Plan approved by our board of directors subsequent to the date of the Proxy Statement. On November 24, 2009, our board of directors approved the Amended and Restated 1996 Stock Incentive Plan (the ñ1996 Equity Planò), which contains the following additional changes to the Amended 1996 Equity Plan:

1. any shares of common stock of the Company tendered to or withheld by the Company (a) in connection with the exercise of options under the 1996 Equity Plan (or any other equity plans of the Company) or (b) for the payment of tax withholding on any option, restricted stock unit award or restricted stock award shall not, in each case, be available for future issuance under the 1996 Equity Plan (or any other equity plans of the Company) and

2. the Company will be required to seek prior stockholder approval for conducting any award-for-award exchange offer or cash tender offer with respect to outstanding awards under the 1996 Equity Plan (or any other equity plans of the Company).

The 1996 Equity Plan (the prior proposed version of which was presented in Appendix B to our Proxy Statement) is attached to this supplement as Appendix A, with the changes highlighted. The revised text of Proposal No. 4 (originally presented on pages 23 to 29 to our Proxy Statement) is attached to this supplement as Appendix B, with the changes highlighted.

<u>Important Information Regarding Voting</u>

Any vote ñFORò or ñAGAINSTò Proposal No. 4 using the proxy card made available to the stockholders of record by the Company or the voting instruction card made available to the stockholders of record by their brokerage firm, bank, broker-dealer, trustee or nominee will be counted as a vote ñFORò or ñAGAINSTò the 1996 Equity Plan, respectively. Any stockholder of the record who already voted on Proposal No. 4 and the Amended 1996 Equity Plan and wishes to change his or her vote can do so by (i) delivering to the Companyôs Corporate Secretary at 120 San Gabriel Drive, Sunnyvale, California 94086 a written notice of revocation or a duly executed proxy bearing a date subsequent to his or her original proxy prior to the date of the 2009 annual meeting, or (ii) attending the Annual Meeting and voting in person.

Appendix A

MAXIM INTEGRATED PRODUCTS, INC.

1996 STOCK INCENTIVE PLAN

(*As Amended* *and Restated*)

1. *Purposes of the Plan*. The purposes of this 1996 Stock Incentive Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Directors and Consultants of the Company and its Subsidiaries and to promote the success of the Companyôs business.

2. *Definitions*. As used herein, the following definitions shall apply:

(a) ñ*Administrator*ò means the Board or any of the Committees appointed to administer the Plan.

(b) ñ*Affiliate*ò and ñ*Associate*ò shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

(c) ñ*Applicable Laws*ò means the legal requirements relating to the administration of stock incentive plans, if any, under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any foreign jurisdiction applicable to Awards granted to residents therein.

(d) ñ*Award*ò means, individually or collectively, a grant under the Plan of Options, Restricted Stock and Restricted Stock Units.

(e) ñ*Award Agreement*ò means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan, including an Option Agreement. The Award Agreement is subject to the terms and conditions of the Plan.

(f) ñ*Board*ò means the Board of Directors of the Company.

(g) ñ*Change in Control*ò means a change in ownership or control of the Company effected through either of the following transactions:

(i) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Companyôs outstanding securities pursuant to a tender or exchange offer made directly to the Companyôs stockholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such stockholders accept, or

(ii) a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

(h) ñ*Code*ò means the Internal Revenue Code of 1986, as amended.

(i) "*Committee*" means any committee appointed by the Board to administer the Plan.

(j) "*Common Stock*" means the Common Stock of the Company.

(k) "*Company*" means Maxim Integrated Products, Inc., a Delaware corporation.

(l) "*Consultant*" means any person who is a consultant, advisor, independent contractor, vendor, customer or other person having a past, current or prospective business relationship with the Company or any Parent or Subsidiary.

(m) "*Continuing Directors*" means members of the Board who either (i) have been Board members continuously for a period of at least thirty-six (36) months or (ii) have been Board members for less than thirty-six (36) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

(n) "*Continuous Status as an Employee, Director or Consultant*" means that the employment, director or consulting relationship with the Company, any Parent, or Subsidiary, is not interrupted or terminated. Continuous Status as an Employee, Director or Consultant shall not be considered interrupted in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor.

(o) "*Corporate Transaction*" means any of the following stockholder-approved transactions to which the Company is a party:

(i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated,

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company (including the capital stock of the Company's subsidiary corporations) in connection with complete liquidation or dissolution of the Company, or

(iii) any reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger.

(p) "*Covered Employee*" means any person who is a "covered employee" under Section 162(m)(3) of the Code.

(q) "*Determination Date*" means the latest possible date that will not jeopardize the qualification of an Award granted under the Plan as Performance-Based Compensation.

(r) "*Director*" means a member of the Board.

(s) "*Employee*" means any person, including an Officer or Director, who is an employee of the Company or any Parent or Subsidiary of the Company for purposes of Section 422 of the Code. The payment of a director's fee by the Company shall not be sufficient to constitute "employment" by the Company.

(t) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

(u) "*Fair Market Value*" means, as of any date, the value of Common Stock determined as follows:

(i) Where there exists a public market for the Common Stock, the Fair Market Value of a share of Common Stock shall be (A) the closing sale price of the Common Stock on the date of the determination (or, if no sales were reported on such date, on the last trading date on which sales were reported) on the stock exchange determined by the Administrator to be the primary market for the Common Stock or the Nasdaq National Market, whichever is applicable or (B) if the Common Stock is not traded on any such exchange or national market system, the closing price of a Share on the Nasdaq Small Cap Market or over-the-counter (Pink Over-The-Counter Markets Inc. Electronic Quotation Service), as applicable, on the date of the determination (or, if no such price was reported on that date, on the last date on which such price was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(ii) In the absence of an established market of the type described in (i), above, for the Common Stock, the Fair Market Value thereof shall be determined by the Administrator in good faith.

(v) "*Fiscal Year*" means the fiscal year of the Company.

(w) "*Grantee*" means an Employee, Director or Consultant who receives an Award under the Plan.

(x) "*Incentive Stock Option*" means an Option that by its terms qualifies and is otherwise intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(y) "*Non-Qualified Stock Option*" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(z) "*Officer*" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(aa) "*Option*" means a stock option granted pursuant to the Plan.

(bb) "*Option Agreement*" means the written agreement evidencing the grant of an Option executed by the Company and the Grantee, including any amendments thereto.

(cc) "*Parent*" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(dd) "*Performance-Based Compensation*" means compensation qualifying as "performance-based compensation" under Section 162(m) of the Code.

(ee) "*Performance Goals*" has the meaning given to it in Section 11.

(ff) "*Performance Period*" means any Fiscal Year of the Company or such other period as determined by the Administrator in its sole discretion.

(gg) "*Period of Restriction*" means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of Performance Goals, or the occurrence of other events as determined by the Administrator.

(hh) "*Plan*" means this 1996 Stock Incentive Plan.

(ii) "*Restricted Stock*" means Shares issued pursuant to a Restricted Stock award under Section 7 of the Plan, or issued pursuant to the early exercise of an Option.

(jj) "*Restricted Stock Unit*" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(kk) "*Rule 16b-3*" means Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

(ll) "*Section 16(b)*" means Section 16(b) of the Exchange Act.

(mm) "*Share*" means a share of the Common Stock, as adjusted in accordance with Section 13 of the Plan.

(nn) "*Subsidiary*" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(oo) "*Subsidiary Disposition*" means the disposition by the Company of its equity holdings in any Subsidiary effected by a merger or consolidation involving that Subsidiary, the sale of all or substantially all of the assets of that Subsidiary or the Company's sale or distribution of substantially all of the outstanding capital stock of such Subsidiary.

3. *Stock Subject to the Plan*.

(a) *Stock Subject to the Plan*. Subject to the provisions of Section 13 below, the maximum aggregate number of Shares which may be issued pursuant to this Plan is 106,100,000 Shares plus the number of

Shares or options returned to the Companyôs Incentive Stock Option Plan, 1987 Employee Stock Participation Plan, and 1987 Supplemental Stock Option Plan as a result of termination of options or repurchase of Shares issued under such plans, and (ii) such number of Shares which have been reserved but not issued under the Dallas Semiconductor Corporation 1987 Stock Option Plan (the ñ*Dallas 1987 Plan*ò) as of the date of stockholder approval of this Plan, and any Shares returned to the Dallas 1987 Plan as a result of termination of options or repurchase of Shares issued under such plan, (iii) such number of Shares which have been reserved but not issued under the Dallas Semiconductor Corporation 1993 Officer and Director Stock Option Plan (the ñ*Dallas 1993 Plan*ò) as of the date of stockholder approval of this Plan, and any Shares returned to the Dallas 1993 Plan as a result of termination of options or repurchase of Shares issued under such plan.

(b) *Full Value Awards*. Any Shares subject to Options will be counted against the numerical limits of this Section 3 as one Share for every Share subject thereto. Any Shares subject to Awards of Restricted Stock or Restricted Stock Units with a per share or unit purchase price lower than one hundred percent (100%) of Fair Market Value on the date of grant will be counted against the numerical limits of this Section 3 as two Shares for every one Share subject thereto. To the extent that a Share that was subject to an Award that counted as two Shares against the Plan reserve pursuant to the preceding sentence is recycled back into the Plan under the next paragraph of this Section 3, the Plan will be credited with two Shares.

(c) *Lapsed Awards*. If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to Restricted Stock and Restricted Stock Units, is forfeited to or repurchased by the Company, the ~~unpurchased~~unexercised Shares (or for Awards other than Options, the forfeited or repurchased Shares) which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). ~~Shares that have actually been issued under the Plan under any Award will not be returned to the Plan~~Notwithstanding anything contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under Section 3(a) and will not ~~become~~be available for future ~~distribution under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not reduce the number of Shares available for issuance under the Plan~~grants of Awards under this Plan or any other plans listed in Section 3(a): (i) Shares tendered by a Grantee or withheld by the Company in payment of the exercise price of an Option (or any other option granted under any other plans listed in Section 3(a)), and (ii) Shares tendered by a Grantee or withheld by the Company to satisfy any tax withholding obligation with respect to an Award (or any other equity award granted under any other plans listed in Section 3(a)). Notwithstanding the foregoing and, subject to adjustment provided in Section 13, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Section 422 of the Code, any Shares that become available for issuance under the Plan under this Section 3(b).

4. *Administration of the Plan*.

(a) *Plan Administrator*.

(i) *Administration with Respect to Directors and Officers*. With respect to grants of Awards to Directors or Employees who are also Officers or Directors, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

(ii) *Administration With Respect to Consultants and Other Employees*. With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. Subject to Applicable Laws, the Board may authorize one or more Officers to grant such Awards and may limit such authority by requiring that such Awards must be reported to and ratified by the Board or a Committee within six (6) months of the grant date, and if so ratified, shall be effective as of the grant date.

(iii) *Administration With Respect to Covered Employees*. Notwithstanding the foregoing, grants of Awards to any Covered Employee intended to qualify as Performance-Based Compensation shall be made only by a Committee (or subcommittee of a Committee) which is comprised solely of two or

more Directors eligible to serve on a committee making Awards qualifying as Performance-Based Compensation. In the case of such Awards granted to Covered Employees, references to the ñAdministratorò or to a ñCommitteeò shall be deemed to be references to such Committee or subcommittee.

(iv) *Administration Errors*. In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

(b) *Powers of the Administrator*. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i) to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

(ii) to determine whether and to what extent Awards are granted hereunder;

(iii) to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

(iv) to determine the Fair Market Value;

(v) to approve forms of Award Agreement for use under the Plan;

(vi) to determine the terms and conditions of any Award granted hereunder;

(vii) to modify or amend the terms of any outstanding Award granted under the Plan in any lawful way, provided that any amendment that would adversely affect the Granteeôs rights under an outstanding Award shall not be made without the Granteeôs written consent; provided, however, that any provision of the Plan to the contrary notwithstanding, the Administrator shall not have the authority to reprice any outstanding Option, it being understood that ñrepriceò shall mean to amend any outstanding Option to reduce the exercise price;

(viii) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(ix) notwithstanding any provision of the Plan to the contrary, in order to facilitate compliance with the tax, securities, foreign exchange, probate or other applicable provisions of the laws in other countries in which the Company or its Affiliates operate or have key employees or non-employee directors, the Administrator, in its discretion, shall have the power and authority to (A) determine which (if any) Employees, Directors, and/or Consultants rendering services or employed outside the U.S. are eligible to participate in the Plan or to receive any type of Award hereunder; (B) determine which non-U.S.-based Affiliates or operations (*e.g.*, branches, representative offices) participate in the Plan or any type of Award hereunder; (C) modify the terms and conditions of any Awards made to such Employees, Directors, and/or Consultants, or with respect to such non-U.S.-based Affiliates or operations; and (D) establish sub-plans, modify methods of exercise, modify payment restrictions on sale or transfer of Shares and other terms and procedures to the extent deemed necessary or desirable by the Administrator to comply with Applicable Laws of the non-U.S. jurisdiction. The Committee shall not, however, have the power or authority to amend the Plan with respect to the maximum aggregate number of Shares that may be issued under the Plan as set forth in Section 3(a), increase the Award limits as set forth in Sections 6, 7 and 8; or lengthen the term of an Option set forth in Section 6(d); and

(x) to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

(c) *Effect of Administrator's Decision*. All decisions, determinations and interpretations of the Administrator shall be conclusive and binding on all persons.

5. *Eligibility*. Non-Qualified Stock Options, Restricted Stock and Restricted Stock Units may be granted to Employees, Directors and Consultants. Incentive Stock Options may be granted only to Employees. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards. Awards may be granted to such Employees, Directors and Consultants who are residing in foreign jurisdictions as the Administrator may determine from time to time.

6. *Terms and Conditions of Options*.

(a) *Designation of Option*. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Non-Qualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares subject to Options designated as Incentive Stock Options are exercisable for the first time by a Grantee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such excess Options, to the extent of the Shares covered thereby in excess of the foregoing limitation, will be treated as Non-Qualified Stock Options. For the purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted, and the Fair Market Value of the Shares will be determined as of the date the Option with respect to such Shares is granted.

(b) *Conditions of Option*. Subject to the terms of the Plan, the Administrator will determine the provisions, terms and conditions of each Option including, but not limited to, the Option vesting schedule, form of payment upon exercise of the Option and satisfaction of any performance criteria.

(c) *Individual Option Limit*. The maximum number of Shares with respect to which Options may be granted to any individual in any Fiscal Year shall be 4,000,000. The foregoing limitation shall be adjusted proportionately in connection with any change in the Company's capitalization pursuant to Section 13. To the extent required by Section 162(m) of the Code or the regulations thereunder, in applying the foregoing limitation with respect to an individual, if any Option is canceled, the canceled Option shall continue to count against the maximum number of Shares with respect to which Options may be granted to the individual. For this purpose, the repricing of an Option shall be treated as the cancellation of the existing Option and the grant of a new Option.

(d) *Term of Option*. The Administrator will determine the term of each Option in its sole discretion, provided the term of an Option will not be more than ten (10) years from the date of grant except as provided for in subsection 6(f). Moreover, in the case of an Incentive Stock Option granted to a Grantee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.

(e) *Option Exercise Price, Consideration and Taxes*.

(i) *Exercise Price*. The exercise price for an Option shall be as follows:

(A) In the case of an Incentive Stock Option:

(1) granted to an Employee who, at the time of the grant of such Incentive Stock Option owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be not less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.

(2) granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price will be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(B) In the case of a Non-Qualified Stock Option, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(C) Notwithstanding the foregoing, the Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii) *Consideration.* Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise of an Option including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

(A) cash;

(B) check;

(C) surrender of Shares (including withholding of Shares otherwise deliverable upon exercise of the Option) which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised (but only to the extent that such exercise of the Option would not result in an accounting compensation charge with respect to the Shares used to pay the exercise price unless otherwise determined by the Administrator);

(D) delivery of a properly executed exercise notice together with such other documentation as the Administrator and the broker, if applicable, shall require to effect an exercise of the Option and delivery to the Company of the sale proceeds required to pay the exercise price; or

(E) any combination of the foregoing methods of payment.

(f) *Exercise of Option.*

(i) *Procedure for Exercise; Rights as a Stockholder.*

(A) Any Option granted hereunder will be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

(B) An Option shall be deemed to be exercised when written notice of such exercise has been given to the Company or its designated agent (e.g., the exclusive, captive broker) in accordance with the terms of the Option, from the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been received by the Company or its designated agent, or the appropriate exercise/sale transaction has been executed under subsection 6(e)(ii)(D) above. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to Shares subject to an Option, notwithstanding the exercise of an Option. The Company shall issue (or cause to be issued) such stock certificate in uncertificated form promptly upon exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate in uncertificated form is issued, except as provided in the Award Agreement or Section 13, below.

To the extent that reporting of United States taxable income with respect to an Option exercise under subsections 6(e)(ii)(A)-(C) above is based on the fair market value of the underlying Shares on the date of exercise, the Company shall use the Fair Market Value on the day the Option is deemed exercised in accordance with this Section 6(f)(B), that is the closing sales price (see Section 2(u)) on the day the written notice of exercise and full payment for the Shares (i.e., cashier's check, money order, Shares (pursuant to subsection 6(e)(ii)(C) above) or readily available funds) are received by the Company or its designated agent. In the case of an exercise under subsection 6(e)(ii)(D) above, the United States taxable income will be calculated using the actual sales price of the underlying Shares subject to the Option.

(ii) *Exercise of Option Following Termination of Employment, Director or Consulting Relationship.*

(A) An Option may not be exercised after the termination date of such Option set forth in the Award Agreement and may be exercised following the termination of a Granteeôs Continuous Status as an Employee, Director or Consultant only to the extent that the Grantee was entitled to exercise it at the date of such termination (but in no event later than the expiration of the term of such option as set forth in the Award Agreement). Options shall be exercisable for a period of ninety (90) days following termination generally, and for a period of five hundred forty-seven (547) days following termination due to death of the Grantee or three hundred sixty-five (365) days following termination due to the disability of the Grantee (or, in each case, such other period of time as is determined by the Administrator, which such determination in the case of an Incentive Stock Option shall be made at the time of grant of the Option). Unless otherwise provided by the Administrator, if on the date of termination the Grantee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Grantee does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(B) All Options shall terminate to the extent not exercised on the last day of the period specified in paragraph (A) above or the last day of the original term of the Option, whichever occurs first.

(C) Any Option designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of a Granteeôs Continuous Status as an Employee, Director or Consultant shall convert automatically to a Non-Qualified Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

(iii) *Exercise of Option Following Termination of Employment, Director or Consulting Relationship*. In the event of termination of a Granteeôs Continuous Status as an Employee, Director or Consultant with the Company for any reason other than disability or death (but not in the event of an Granteeôs change of status from Employee to Consultant or from Consultant to Employee), such Grantee may, but only within ninety (90) days after the date of such termination (but in no event later than the expiration date of the term of such Option as set forth in the Award Agreement~~ except as otherwise provided for in subsection (vi) below~~), exercise his or her Option to the extent that the Grantee was entitled to exercise it at the date of such termination or to such other extent as may be determined by the Administrator. If the Grantee should die within ninety (90) days after the date of such termination, the Granteeôs estate or the person who acquired the right to exercise the Option by bequest or inheritance may exercise the Option to the extent that the Grantee was entitled to exercise it at the date of such termination within five hundred forty-seven (547) days of the Granteeôs date of death~~,~~ (but in no event later than the expiration date of the term of such Option as set forth in the Award Agreement~~ except as otherwise provided for in subsection (vi) below~~). In the event of a Granteeôs change of status from Employee to Consultant, an Employeeôs Incentive Stock Option shall convert automatically to a Non-Qualified Stock Option on the ninety-first (91st) day following such change of status. Unless otherwise provided by the Administrator, if on the date of termination the Grantee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. To the extent that Grantee is not entitled to exercise the Option at the date of termination, or if Grantee does not exercise such Option to the extent so entitled within the time specified herein, the Option will terminate.

(iv) *Disability of Grantee*. In the event of termination of a Granteeôs Continuous Status as an Employee, Director or Consultant as a result of his or her disability, Grantee may, but only within three hundred sixty-five (365) days from the date of such termination (and in no event later than the expiration date of the term of such Option as set forth in the Award Agreement~~ except as otherwise provided for in subsection (vi) below)~~), exercise the Option to the extent otherwise entitled to exercise it at the date of such termination;

provided, however, that if such disability is not a ñdisabilityò as such term is defined in Section 22(e)(3) of the Code, in the case of an Incentive Stock Option such Incentive Stock Option shall automatically convert to a Non-Qualified Stock Option on the day three (3) months and one day following such termination. Unless otherwise provided by the Administrator, if on the date of termination the Grantee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. To the extent that Grantee is not entitled to exercise the Option at the date of termination, or if Grantee does not exercise such Option to the extent so entitled within the time specified herein, the Option will terminate.

(v) *Death of Grantee*. In the event of the death of a Grantee, the Option may be exercised at any time within five hundred forty-seven (547) days following the date of death (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement except as otherwise provided for in subsection (vi) below)), by the Granteeõs estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent that the Grantee was entitled to the Option at the date of death. If, at the time of death, the Grantee was not entitled to exercise his or her entire Option, the Shares covered by the unexercisable portion of the Option shall immediately revert the Plan unless otherwise determined by the Administrator. If, after death, the Granteeõs estate or a person who acquired the right to exercise the Option by bequest or inheritance does not exercise the Option within the time specified herein, the Option shall terminate.

~~(vi) *Extension of Expiration Date of Options*. Notwithstanding anything to the contrary contained in the Plan or any Award Agreement, the Administrator, in its sole and absolute discretion, may extend the term of an Option beyond its expiration date (even if it such expiration date is ten (10) years from the date of grant) if the issuance of Shares upon exercise of such Option at the time it would otherwise expire would be prohibited by Applicable Laws, provided that such extension shall not exceed thirty days (30) days from the date the issuance Shares upon exercise of the Option would no longer be prohibited by Applicable Laws.~~

7. *Restricted Stock*.

(a) *Grant of Restricted Stock*. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Employees, Directors or Consultants in such amounts as the Administrator, in its sole discretion, will determine.

(b) *Restricted Stock Agreement*. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Notwithstanding the foregoing, during any Fiscal Year no Grantee will receive more than an aggregate of 2,000,000 Shares of Restricted Stock. Unless the Administrator determines otherwise, Shares of Restricted Stock will be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

(c) *Transferability*. Except as provided in this Section 7, Shares of Restricted Stock may not be sold, transferred, pledged, assigned or otherwise alienated, or hypothecated until the end of the applicable Period of Restriction.

(d) *Other Restrictions*. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e) *Removal of Restrictions*. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction. The restrictions will lapse at a rate determined by the Administrator; provided, however, that Shares of Restricted Stock will not vest more rapidly than one-third (1/3rd) of the total number Shares of Restricted Stock subject to an Award each year from the date of grant (or, if applicable, the date a Grantee begins providing services to the Company or any of its Affiliates), unless the Administrator determines that the Award is to vest upon the achievement of

performance criteria, provided the period for measuring such performance will cover at least twelve (12) months. After the grant of Restricted Stock, the Administrator, in its sole discretion, may reduce or waive any restrictions for such Restricted Stock.

(f) *Voting Rights*. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g) *Dividends and Other Distributions*. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless otherwise provided by the Administrator. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

(h) *Return of Restricted Stock to Company*. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

8. *Restricted Stock Units.*

(a) *Grant*. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. Each Restricted Stock Unit grant will be evidenced by an Award Agreement that will specify such other terms and conditions as the Administrator, in its sole discretion, will determine, including all terms, conditions, and restrictions related to the grant, the number of Restricted Stock Units and the form of payout, which, subject to Section 8(d), may be left to the discretion of the Administrator. Notwithstanding the anything to the contrary in this subsection (a), during any Fiscal Year, no Grantee will receive more than an aggregate of 2,000,000 Restricted Stock Units.

(b) *Vesting Criteria and Other Terms*. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Grantee. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment), or any other basis determined by the Administrator in its discretion.

(c) *Earning Restricted Stock Units*. Upon meeting the applicable vesting criteria, the Grantee will be entitled to receive a payout as specified in the Award Agreement. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d) *Form and Timing of Payment*. Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) set forth in the Award Agreement. The Administrator, in its sole discretion, may pay earned Restricted Stock Units in cash, Shares, or a combination thereof. Shares represented by Restricted Stock Units that are fully paid in cash again will be available for grant under the Plan.

(e) *Cancellation*. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

9. *Leaves of Absence*. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the ninety-first (91st) day of such leave any Incentive Stock Option held by the Grantee will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Non-Qualified Stock Option.

10. *Transferability of Awards*. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

11. *Performance Goals*. Awards of Restricted Stock and Restricted Stock Units may be made subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Code and may provide for a targeted level or levels of achievement ("*Performance Goals*") including cash flow; cash position; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per Share; economic profit; economic value added; equity or stockholder's equity; free cash flow, free cash flow per Share, market share; net income; net profit; net sales; operating earnings; operating income; profit before tax; ratio of debt to debt plus equity; ratio of operating earnings to capital spending; return on net assets; sales growth; Share price; or total return to stockholders. The Performance Goals for a Grantee will be determined by the Administrator based on the Company's tactical and strategic business objectives, which may differ from Grantee to Grantee and from Award to Award. Prior to the Determination Date, the Administrator will determine whether to make any adjustments to the calculation of any Performance Goal with respect to any Grantee for any significant or extraordinary events affecting the Company and both before and after taking into account equity based compensation charges. In all other respects, Performance Goals will be calculated in accordance with the Company's financial statements, generally accepted accounting principles, or under a methodology established by the Administrator prior to the issuance of an Award.

12. *Conditions Upon Issuance of Shares*.

(a) *Legal Compliance*. Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b) *Investment Representations*. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

13. *Adjustments*. Subject to any required action by the stockholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, as well as the price per share of Common Stock covered by each such outstanding Award, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other similar event resulting in an increase or decrease in the number of issued shares of Common Stock. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

14. *Corporate Transactions/Changes in Control/Subsidiary Dispositions*.

(a) The Administrator shall have the authority, exercisable either in advance of any actual or anticipated Corporate Transaction, Change in Control or Subsidiary Disposition or at the time of an actual Corporate Transaction, Change in Control or Subsidiary Disposition and exercisable at the time of the grant of an Award under the Plan or any time while an Award remains outstanding, to provide for the full automatic vesting and exercisability of one or more outstanding unvested Awards under the Plan and the release from restrictions on transfer and repurchase or forfeiture rights of such Awards in connection with a Corporate Transaction, Change in Control or Subsidiary Disposition, on such terms and conditions as the

Administrator may specify. The Administrator also shall have the authority to condition any such Award vesting and exercisability or release from such limitations upon the subsequent termination of the Continuous Status as an Employee or Consultant of the Grantee within a specified period following the effective date of the Change in Control or Subsidiary Disposition. The Administrator may provide that any Awards so vested or released from such limitations in connection with a Change in Control or Subsidiary Disposition, shall remain fully exercisable until the expiration or sooner termination of the Award. Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate unless assumed by the successor company or its Parent.

(b) The portion of any Incentive Stock Option accelerated under this Section 14 in connection with a Corporate Transaction, Change in Control or Subsidiary Disposition shall remain exercisable as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded. To the extent such dollar limitation is exceeded, the accelerated excess portion of such Option shall be exercisable as a Non-Qualified Stock Option.

15. *Tax Withholding*.

(a) *Withholding Requirements*. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company will have the power and the right to deduct or withhold, or require a Grantee to remit to the Company, an amount sufficient to satisfy federal, state, local, foreign or other taxes (including the Grantee's FICA obligation) required to be withheld with respect to such Award (or exercise thereof). The Company will have no obligation to permit exercise of an Award or to issue any Shares or cash pursuant to an Award, unless and until either the exercise of the Award or the issuance of Shares or cash pursuant thereto is accompanied by sufficient payment, as determined by the Company in its absolute discretion, to meet those withholding obligations on such exercise, issuance, lapse or disposition or other arrangements are made that are satisfactory to the Company in its absolute discretion to provide otherwise for such payment. The Company will have no liability to any Grantee or transferee for exercising the foregoing right not to permit exercise or issue or deliver Shares or cash.

(b) *Withholding Arrangements*. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Grantee to satisfy such tax withholding obligation, in whole or in part (without limitation) by (i) paying cash, (ii) electing to have the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the amount required to be withheld, (iii) delivering to the Company already-owned Shares having a Fair Market Value equal to the amount required to be withheld, or (iv) selling a sufficient number of Shares otherwise deliverable to the Grantee through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld. The amount of the withholding requirement will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state or local marginal income tax rates applicable to the Grantee with respect to the Award on the date that the amount of tax to be withheld is to be determined. The fair market value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

16. *Date of an Award*. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination to grant such Award, or such other date as is determined by the Administrator. Notice of the grant determination will be given to each Service Provider to whom an Award is so granted within a reasonable time after the date of such grant.

17. *Term of Plan*. Subject to Section 20 of the Plan, the amendment and restatement of the Plan shall become effective upon its adoption by the Board on ~~August 11, 2005.~~November 24, 2009. It shall thereafter continue in effect ~~for a term of ten (10) years,~~until August 11, 2015, unless terminated earlier under Section 18 of the Plan.

18. *Amendment, Suspension or Termination of the Plan.*

(a) The Administrator may at any time amend, suspend or terminate the Plan. To the extent required to comply with Applicable Laws, the Company shall obtain stockholder approval of any Plan amendment in such manner and to such a degree as required. Notwithstanding the foregoing, the Company shall, at all times, obtain stockholder approval prior to implementing any (i) exchange offer in which any outstanding Awards (or any other outstanding equity awards granted under any other plans listed in Section 3(a)) would be cancelled in exchange for new Awards of any kind or (ii) offer to purchase any outstanding Awards (or any other outstanding equity awards granted under any other plans listed in Section 3(a)) for any amount of cash, in each case, based on a new valuation of the Awards (or any other outstanding equity awards granted under any other plans listed in Section 3(a)) subject to such offer after their original grant dates.

(b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

(c) Any amendment, suspension or termination of the Plan shall not affect Awards already granted, and such Awards shall remain in full force and effect as if the Plan had not been amended, suspended or terminated, unless mutually agreed otherwise between the Grantee and the Administrator, which agreement must be in writing and signed by the Grantee and the Company.

19. *Reservation of Shares.*

(a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

20. *Stockholder Approval.* The Plan, as amended and restated on ~~August 11, 2005,~~ November 24, 2009, will be subject to approval by the stockholders of the Company within twelve (12) months after such date; provided that, in the event such approval is not obtained within twelve (12) months after such date, the Plan as in effect prior to November 24, 2009 shall continue in effect until August 11, 2015, unless terminated earlier under Section 18 of the Plan. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

21. *No Effect on Terms of Employment.* The Plan shall not confer upon any Grantee any right with respect to continuation of employment or consulting relationship with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate his or her employment or consulting relationship at any time, with or without cause.

Appendix B

PROPOSAL NO. 4

RATIFICATION AND APPROVAL OF AN AMENDMENT TO MAXIM'S 1996 STOCK INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE BY 6,000,000 SHARES ~~AND TO PERMIT THE COMPANY TO EXTEND THE MAXIMUM TERM OF STOCK OPTIONS IN LIMITED SITUATIONS~~

At the 2009 annual meeting, stockholders will be asked to ratify and approve ~~an amendment to~~ Maximôs amended and restated 1996 Stock Incentive Plan (the ñ1996 Equity Planò) to

(1) increase the maximum number of shares of Maxim common stock that may be purchased under the 1996 Equity Plan by an additional 6,000,000 shares ~~and (2) permit Maxim to extend the term of a stock option beyond 10-years from the date of grant if issuance of Maxim common stock upon exercise of such option would be prohibited by applicable securities laws at the time the option would otherwise expire~~;

(2) add a provision stating that any shares of common stock of the Company tendered to or withheld by the Company (a) in connection with the exercise of options under the Plan (or any other equity plans of the Company) or (b) for the payment of tax withholding on any option, restricted stock unit award or restricted stock award shall not, in each case, be available for future issuance under the Plan; and

(3) the Company will be required to seek prior stockholder approval for conducting any award-for-award exchange offer or cash tender offer with respect to outstanding awards under the 1996 Equity Plan (or any other equity plans of the Company), .

The ~~amendment to the~~ 1996 Equity Plan to increase the number of shares that may be purchased by 6,000,000 shares ~~was~~ and to make the other changes described above were approved by the board of directors in September 2009 and in November 2009.

~~Prior to the effectiveness of the proposed amendment, a~~A total of 100,100,000 shares of Maxim common stock had been reserved for issuance under the 1996 Equity Plan. As of October 7, 2009, approximately 16,300,375 shares were available for purchase under the 1996 Equity Plan. Maxim anticipates that approximately 5,500,000 shares will remain available for purchase under the 1996 Equity Plan at the end of its fiscal year 2010 (June 26, 2010) based upon current assumptions regarding the Companyôs planned annual focal equity award, new employee awards, promotion awards, and awards to employees from acquisitions to be granted during fiscal 2010. These awards will be a combination of stock options and restricted stock units. As required by our 1996 Equity Plan, each restricted stock unit (granted with an exercise price less than the fair market value of our common stock) is counted against the share reserve as two (2) shares for every one (1) share subject to such award.

The Company currently performs employee reviews and pays performance bonuses in September of each year but makes it annual focal equity award in November or December of each year. Starting in 2010, Maxim seeks to consolidate these processes and make its annual focal equity award to employees closer to the time of, or as part of the employee performance review process in September of each year, and Maxim is seeking your approval for additional 6,000,000 shares of its common stock to permit to Maxim to make this award starting in September 2010 or shortly thereafter.

~~Maxim is also seeking the authority to extend the term of a stock option beyond 10-years from the date of grant if issuance of Maxim common stock upon exercise of such option would be prohibited by applicable securities laws at the time the option would otherwise expire. Allowing such extension would help protect employees against losing the benefit of their stock options despite their hard work and protect Maxim from having to compensate such loss with cash. We believe that this additional protective measure will benefit both the option holders and Maxim. The maximum period of time any such option may be extended is up to thirty (30) days following the date on which applicable securities laws no longer prohibit the issuance of common stock upon exercise of stock options.~~

The board of directors has approved, subject to stockholder ratification and approval, ~~an amendment~~the 1996 Equity Plan to~~.~~:

(1) increase the maximum number of shares of Maxim common stock reserved under the 1996 Equity Plan by 6,000,000 shares to a total of 106,100,000 shares, ~~and (2) permit Maxim to extend the term of a stock option beyond 10 years from the date of grant if issuance of Maxim common stock upon exercise of such option would be prohibited by applicable securities laws at the time the option would otherwise expire.~~

(2) add a provision stating that any shares of common stock of the Company tendered to or withheld by the Company (a) in connection with the exercise of options under the Plan (or any other equity plans of the Company) or (b) for the payment of tax withholding on any option, restricted stock unit award or restricted stock award shall not, in each case, be available for future issuance under the Plan (or any other equity plans of the Company); and

(3) the Company will be required to seek prior stockholder approval for conducting any award-for-award exchange offer or cash tender offer with respect to outstanding awards under the 1996 Equity Plan (or any other equity plans of the Company).

The closing price of Maxim's common stock on October 1, 2009 was $17.28 per share.

Maxim believes that substantial equity participation by employees is important in creating an environment in which employees will be motivated to remain employed and be productive for long periods of time. Maxim further believes that the attraction, retention and motivation of highly qualified personnel are essential to Maxim's continued growth and success and that incentive plans, such as the 1996 Equity Plan, are necessary for Maxim to remain competitive in its compensation practices. In addition, Maxim believes that the 1996 Equity Plan (and other equity incentive programs) are an effective way to assure alignment of employees' and stockholders' interests and believe all such equity incentives are in the best interest of the stockholders.

The benefits to be received by Maxim's employees and officers pursuant to the 1996 Equity Plan are not determinable at this time.

Required Vote

Ratification and approval of ~~the amendment to (1) increase the number of shares reserved under the 1996 Equity Plan and (2) permit Maxim to extend the term of an option beyond 10 years from the date of grant in the event applicable securities laws prohibit the issuance of common stock upon exercise of stock options at the time the options would other expire~~ the 1996 Equity Plan requires the approval of a majority of the shares represented in person or by proxy and voting at the annual meeting. A general description of the principal terms of the 1996 Equity Plan approved by the board of directors and the purpose of the 1996 Equity Plan is set forth below. Unless otherwise marked, all properly signed and returned proxies will be voted FOR Proposal No. 4.

Recommendation

Our board of directors recommends a vote õFORö the ~~amendment to~~ of Maxim's 1996 ~~Stock Incentive~~Equity Plan as described herein.

The following summary of certain provisions of the 1996 Equity Plan is qualified in its entirety by reference to the 1996 Equity Plan~~, a copy of which is attached as Appendix B to this Proxy Statement~~. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the 1996 Equity Plan.

Summary of Material Features of the 1996 Equity Plan

The following paragraphs provide a summary of the principal features of the 1996 Equity Plan and its operation. The following summary is qualified in its entirety by reference to the 1996 Equity Plan~~ as set forth in *Appendix B*~~. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the 1996 Equity Plan.

Purpose. The purpose of the 1996 Equity Plan is to increase stockholder value, which is accomplished largely as a result of the Companyôs successful, on-going equity compensation program. The Company believes that Maximôs long-term commitment to employee ownership of Maxim stock has significantly contributed both to successful recruiting and retention of employees. The Company also strongly believes that the employee ownership of Maxim is largely responsible for Maximôs success.

Types of Awards. The 1996 Equity Plan provides for the grant of the following types of incentive awards: (1) stock options; (2) restricted stock units, and (3) restricted stock, which are hereinafter referred to individually as an ñAward.ò Those who will be eligible for Awards under the 1996 Equity Plan include employees, directors and consultants who provide services to the Company and its parent and subsidiary companies.

Number of Shares of Common Stock Available Under the 1996 Equity Plan. If stockholders approve Proposal 4, a total of 106,100,000 shares of the Companyôs common stock will be reserved for issuance under the 1996 Equity Plan. Any shares subject to awards of restricted stock units and restricted stock granted with an exercise price less than the fair market value on the date of grant will be counted against the share reserve as two (2) shares for every one (1) share subject to such award. Further, to the extent that a share that was subject to an award that counted as two (2) shares against the 1996 Equity Plan reserve pursuant to the preceding sentence is recycled back into the 1996 Equity Plan, the 1996 Equity Plan will be credited with two (2) shares that will thereafter be available for issuance under the 1996 Equity Plan.

If we experience a stock split, reverse stock split, stock dividend, spin-off, combination or reclassification of our shares, or any other change or increase or decrease in the number of issued shares effected without our receipt of consideration (except for certain conversions of convertible securities) appropriate adjustments will be made, subject to any required action by the Companyôs stockholders, to the number of shares available for issuance under the 1996 Equity Plan, the number of shares covered by each outstanding Award, the price per share covered by each outstanding Award, and the numerical per-person share limits for each type of Award, as appropriate to reflect the stock dividend or other change.

Maxim common stock covered by the 1996 Equity Plan may be either authorized but unissued shares or treasury shares. If there is a lapse, expiration, termination or cancellation of any Award granted under the 1996 Equity Plan without the issuance of shares or payment of cash thereunder, or if shares are issued under any Award under the 1996 Equity Plan and thereafter are reacquired by the Company pursuant to rights reserved upon the issuance thereof, ~~or if any unissued shares are retained by the Company upon exercise of an Award in order to satisfy the exercise price for such Award or any withholding taxes due with respect to such Award, or pursuant to the payment of the purchase price of shares under Awards by delivery of other common stock of the Company, the shares subject to or reserved for such Award, or so retained or reacquired, may again be used for new Awards under the 1996 Equity Plan.~~ may again be used for new Awards under the 1996 Equity Plan. Notwithstanding the foregoing, any shares of common stock of the Company tendered to or withheld by the Company (a) in connection with the exercise of options under the 1996 Equity Plan (or any other equity plans of the Company) or (b) for the payment of tax withholding on any option, restricted stock unit award or restricted stock award shall not, in each case, be available for future issuance under the 1996 Equity Plan (or any other equity plans of the Company), shall not, in each case, be available for future issuance under the 1996 Equity Plan (or any other equity plans of the Company). In addition, the Company will be required to seek prior stockholder approval in order to conduct any award-for-award exchange offer or cash tender offer with respect to outstanding awards under the 1996 Equity Plan (or any other equity plans of the Company).

Administration. The 1996 Equity Plan provides that the grant of Awards and other determinations under the 1996 Equity Plan shall be made by (1) the Board or (2) a Committee designated by the Board (the ñAdministratorò) which, in case of grants of Awards to employees who are officers of the Company, is constituted in a manner to permit the grants and related transactions under the 1996 Equity Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3 of the Exchange Act and which, in the case of grants to ñcovered employees,ò is intended to constitute ñperformance-based compensation,ò is made up solely of two or more ñoutside directorsò as such terms are defined under Section 162(m) of the Internal Revenue Code of 1986, as amended (the ñCodeò). The Administrator has the authority to select employees, directors and consultants to whom Awards may be granted; to determine the number of shares to be covered by each Award; and to determine the terms and conditions of any Award granted under the 1996 Equity Plan.

Performance Based Compensation. Section 162(m) of the Code limits the annual deduction a public corporation may claim for compensation paid to the Companyôs Chief Executive Officer and to each of its three most highly compensated executive officers (other than the Chief Financial Officer) to $1 million, except in limited circumstances. One such exception is for ñperformance-based compensation,ò which is defined as compensation paid solely on account of the attainment of one or more performance goals, but only (1) if the goals are determined by a compensation committee of the Board comprised of two or more outside directors, (2) the performance goals are disclosed to stockholders and approved by a majority vote before the remuneration is paid, (3) before the remuneration is paid, the compensation committee certifies that the performance goals and any other material terms were in fact satisfied, and (4) setting limits on the number of Awards that any individual may receive. The 1996 Equity Plan has been designed to permit the Administrator to grant Awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting the Company to continue to receive a federal income tax deduction in connection with such Awards.

The 1996 Equity Plan limits the number of shares with respect to which incentive stock options and non-qualified stock options may be granted in any one fiscal year of the Company to any one participant to 4,000,000 shares and limits the number of shares with respect to which restricted stock units and restricted stock may be granted in any fiscal year of the Company to any one participant to 2,000,000 shares.

Eligibility. Selected employees, directors, service providers, advisors and independent contractors of the Company and any parent or subsidiaries will be eligible to receive Awards under the 1996 Equity Plan. Awards may be granted to eligible persons residing in foreign jurisdictions under additional terms and conditions to accommodate local laws and to provide such eligible persons favorable treatment under local laws, provided that no such terms are inconsistent with the 1996 Equity Plan.

Duration. The 1996 Equity Plan will continue in effect until August 11, 2015, unless terminated earlier by the Board.

Corporate Transactions/Changes in Control/Subsidiary Dispositions. The Administrator shall have the authority, exercisable either in advance of any actual or anticipated or at the time of an actual corporate transaction, change in control or subsidiary disposition and exercisable at the time of the grant of an Award under the 1996 Equity Plan or any time while an Award remains outstanding, to provide for the full automatic vesting and exercisability of one or more outstanding unvested Awards under the 1996 Equity Plan and the release from restrictions on transfer and repurchase or forfeiture rights of such Awards in connection with a corporate transaction, change in control or subsidiary disposition, on such terms and conditions as the Administrator may specify. The Administrator also shall have the authority to condition any such Award vesting and exercisability or release from such limitations upon the subsequent termination of the continuous status as an employee or service of the participant within a specified period following the effective date of the change in control or subsidiary disposition. The Administrator may provide that any Awards so vested or released from such limitations in connection with a change in control or subsidiary disposition, shall remain fully exercisable until the expiration or sooner termination of the Award. Effective upon the consummation of a corporate transaction, all outstanding Awards under the 1996 Equity Plan shall terminate unless assumed by the successor company or its parent.

Options. The 1996 Equity Plan provides that the purchase price of any stock option shall be at least 100% of the fair market value of the Company common stock at the time the option is granted. The Administrator may provide for the payment of the purchase price in cash, by delivery of other common stock of the Company having a market value equal to the purchase price of such shares, or by any other method, including by delivery of an exercise notice accompanied by a copy of irrevocable instructions to a broker to deliver promptly to the Company proceeds to pay the purchase price.

The Administrator may permit or require a participant to pay all or a portion of the federal, state and local taxes, including FICA and Medicare withholding tax, arising in connection with the exercise of an option, by having the Company withhold shares or by delivering shares received in connection with the option or previously acquired, having a fair market value approximating the amount to be withheld.

The maximum term of any option will be ten (10) years from the date it is granted, except that with respect to any participant who owns 10% of the voting power of all classes of the Company's outstanding capital stock, the term of an incentive stock option may not exceed five (5) years; provided, however, that the term of an option may be extended beyond its ten-year term if the issuance of shares of common stock upon exercise of such option would be prohibited by applicable securities laws at the time it would otherwise expire. Options are generally exercisable for a period of 90 days after termination or retirement, 365 days after termination due to disability or 547 days after termination due to death.

Restricted Stock Units. The Administrator is able to grant Awards of restricted stock units. Awards of restricted stock units vest in accordance with the terms and conditions established by the Administrator in its sole discretion. For example, the Administrator may set restrictions based on the achievement of specific performance goals or based upon continued service. There are no minimum vesting requirements for restricted stock units. Upon satisfying the applicable vesting criteria, a participant is entitled to the payout specified in the Award agreement. The Administrator may pay earned restricted stock units in cash, shares or a combination of both. Awards of restricted stock units may be issued either alone, in addition to, or in tandem with other Awards granted under the 1996 Equity Plan and/or cash awards made outside of the 1996 Equity Plan. The Administrator will determine the number of units granted pursuant to an Award of restricted stock units, but no participant will be granted more than 2,000,000 units during any fiscal year.

Restricted Stock. The Administrator is able to grant Awards of restricted stock. Awards of restricted stock are rights to acquire or purchase shares of Company common stock. Restricted stock vests in accordance with the terms and conditions established by the Administrator in its sole discretion. For example, the Administrator may set restrictions based on the achievement of specific performance goals or based upon continued service. There are no minimum vesting requirements for Awards of restricted stock. Awards of restricted stock may be issued either alone, in addition to, or in tandem with other Awards granted under the 1996 Equity Plan and/or cash awards made outside of the 1996 Equity Plan. The Award agreement will generally grant the Company a right to repurchase or reacquire the shares upon the termination of the participant's service with the Company for any reason (including death or disability). The Committee will determine the number of shares granted pursuant to an Award of restricted stock, but no participant will be granted a restricted stock Award to purchase or acquire more than 2,000,000 shares of common stock during any fiscal year.

Performance Goals. As determined by the Administrator, the performance goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures: cash flow; cash position; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per Share; economic profit; economic value added; equity or stockholder's equity; free cash flow, free cash flow per Share and market share; net income; net profit; net sales; operating earnings; operating income; profit before tax; ratio of debt to debt plus equity; ratio of operating earnings to capital spending; return on net assets; sales growth; share price; or total return to stockholders. The performance goals may differ from participant to participant and from Award to Award and may be stated in absolute terms or relative to comparison companies or indices to be achieved during a period of time.

Amendments and Discontinuance. The 1996 Equity Plan is subject to amendment or termination by the Administrator without stockholder approval as deemed in the best interests of the Company. However, no such

amendment shall, without the consent of the award holder, reduce the amount of any Award or adversely change the terms and conditions thereof.

The terms and conditions applicable to any Awards granted and outstanding may at any time be amended or modified in any lawful way or canceled by mutual agreement between the Administrator and the participant, so long as any amendment or modification does not increase the number of shares of Maxim common stock issuable under the 1996 Equity Plan and subject to the provisions regarding ñrepricingò described below.

Repricing Options; Exchange Transactions. The Administrator does not have the authority to ñrepriceò any outstanding option. For these purposes, to ñrepriceò an outstanding option means to amend any outstanding option to reduce the exercise price. In addition, the Administrator will be required to seek prior stockholder approval for conducting any award-for-award exchange offer or cash tender offer with respect to outstanding awards under the 1996 Equity Plan (or any other equity plans of the Company).

Number of Awards Granted to Employees, Consultants, and Directors. The number of Awards that an employee, director or consultant may receive under the Plan is in the discretion of the Administrator and therefore cannot be determined in advance. To date, only stock options and restricted stock units have been granted under the 1996 Equity Plan. The following table sets forth (1) the aggregate number of shares subject to options granted under the 1996 Equity Plan during the fiscal year ended June 27, 2009, (2) the average per share exercise price of such options, and (3) the aggregate number of restricted stock units granted under the 1996 Equity Plan during the fiscal year ended June 27, 2009, where each unit represents a right to acquire one share of common stock.

Name of Individual or Group	Number of Options Granted	Per Share Exercise Price ($)	Number of Restricted Stock Units Granted
Tunc Doluca	535,344	12.82	46,666
Bruce Kiddoo	256,178	12.82	4,000
Charles G. Rigg	147,138	12.82	39,320
Pirooz Parvarandeh	379,996	12.82	71,049
Vijay Ullal	401,014	12.82	83,145
All executive officers, as a group	3,792,504	12.82	457,572
All directors who are not executive officers, as a group	276,000	15.50	25,000
All employees who are not executive officers, as a group	4,240,659	13.12	10,256,274

Federal Income Tax Consequences. *Non-qualified Stock Options*. Under existing law and regulations, the grant of non-qualified stock options with an exercise price equal to the fair market value of the underlying stock on the date of grant will not result in income taxable to the participant. However, the exercise of such a non-qualified stock option results in taxable income to the holder and may be subject to withholding for federal income and employment tax purposes. The Company is entitled to an income tax deduction in the amount of the income recognized by the optionee, subject to possible limitations imposed by Section 162(m) of the Code and so long as the Company withholds the appropriate taxes with respect to such income (if required). At the time of the exercise of a non-qualified stock option, the amount so taxable and so deductible will be the difference between the fair market value of the shares purchased and the exercise price. Any gain or loss on the optioneeôs subsequent disposition of the shares of Maxim common stock will receive long or short-term capital gain or loss treatment, depending on whether the shares are held for more than one year following exercise. The Company does not receive a tax deduction for any such gain.

Incentive Stock Options. An optionee recognizes no income when an incentive stock option is granted or exercised. However, the difference between the fair market value of the shares on the date of exercise and the option price is classified as an item of adjustment in the year of exercise for purposes of the participant's alternative minimum tax.

If the participant does not dispose of the shares received on exercise of an incentive stock option prior to two years from the date of grant and one year from the date of exercise of the stock option, any gain realized by the holder on the disposition of the stock will be accorded long-term capital gain treatment, and no deduction will be allowed to the Company. If either holding period requirements is not satisfied, the participant will recognize ordinary income at the time of such "disqualifying disposition" equal to the lesser of (1) the gain realized on the disposition, or (2) the difference between the option price and the fair market value of the shares on the date of exercise. Any additional gain or loss on the disqualifying disposition not reflected above would be long-term or short-term capital gain, depending on whether the shares are held for more than one year following exercise. The Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant, subject to possible limitations imposed by Section 162 of the Code.

Restricted Stock and Restricted Stock Units. A participant generally will not have taxable income at the time an Award of restricted stock and restricted stock units are granted. Instead, he or she will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the Award becomes either (1) freely transferable or (2) no longer subject to substantial risk of forfeiture. However, the recipient of a restricted stock Award may elect to recognize income at the time he or she receives the Award of restricted stock in an amount equal to the fair market value of the shares underlying the Award (less any cash paid for the shares) on the date the Award is granted. The Company generally will be entitled to a tax deduction in connection with an Award under the 1996 Equity Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income, subject to possible limitations imposed by Section 162 of the Code.

Tax Effect for the Company. The Company generally will be entitled to a tax deduction in connection with an Award under the 1996 Equity Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, upon the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to the Company's Chief Executive Officer and to each of its three most highly compensated other executive officers other than the Chief Financial Officer. In general under Section 162(m) of the Internal Revenue Code, the annual compensation paid to any of these executives is deductible only to the extent that it does not exceed $1,000,000. The Company can, however, preserve the deductibility of certain compensation in excess of $1,000,000 under the 1996 Equity Plan if the conditions of Section 162(m) are met. These conditions include stockholder approval of the 1996 Equity Plan, setting limits on the number of Awards that any individual may receive, and, for Awards other than certain types of stock options, establishing performance criteria that must be met before the Award actually vests or is paid. The 1996 Equity Plan has been designed to permit the Administrator to grant Awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting the Company to continue to receive a federal income tax deduction in connection with those Awards.

The foregoing discussion of the federal income tax aspects of Awards under the 1996 Equity Plan is based upon federal income tax laws in effect on the date of this Proxy Statement. The foregoing discussion is not a complete description of the federal income tax aspects of options under the 1996 Equity Plan. In addition, administrative and judicial interpretations of the application of the federal income tax laws are subject to change. Furthermore, no information is given with respect to state or local taxes that may be applicable to any options. Participants in the 1996 Equity Plan who are residents of or are employed in a country other than the United States may be subject to taxation in accordance with the tax laws of that particular country in addition to or in lieu of United States federal income taxes.